ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED		BOND NUMBER

Principal Exchange-Traded Funds		87154215B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 8, 2015	July 8, 2015 to January 31, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the sixth paragraph of Section 13 of this Bond is amended to read as follows:

“For purposes of this section, detection occurs when the President, Chief Compliance Officer, Chief Financial Officer, Chief Legal Officer, or any professional employee of the Legal, Compliance or Risk Management Departments of Principal Management Corporation, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.